

August 21, 2012

Via E-mail
Shudong Xia
Chairman, President, Chief Executive Officer and Secretary
China TransInfo Technology Corp.
9th Floor, Vision Building
No. 39 Xueyuanlu, Haidian District
Beijing, China 100191

> **Re:** **China TransInfo Technology Corp.**
> **Amendment No. 1 to Schedule 13E-3**
> **Filed August 10, 2012 by China TransInfo Technology Corp., et. al.**
> **File No. 005-79105**
> **Revised Preliminary Proxy Statement on Schedule 14A**
> **Filed August 10, 2012**
> **File No. 001-34134**

Dear Mr. Xia:

We have reviewed your filing and have the following comments. Unless otherwise noted, references in this letter to prior comments refer to our letter dated July 20, 2012.

Revised Preliminary Proxy Statement on Schedule 14A

Questions and Answers, page 12

1.   Regarding your response to prior comment 6, please note that your Questions and Answers section should not be a mere repetition of the summary in a different format. For example and without limitation, both sections provide similar or identical discussions on when the merger consideration will be received, how options and warrants will be treated, and the voting recommendation of board. Please refer to Staff Legal Bulletin No. 7A (June 7, 1999) and further consider revising in accordance with our prior comment.

Background of the Merger, page 19

2.   Please further clarify your revisions in response to prior comment 10 on page 21 to disclose how you define "relationships" and "interests."

3.   Refer to the last paragraph on page 23 that you revised in response to prior comment 17. You state that the "special committee decided on a 2% offer price increase." Disclose why the special committee, and not Mr. Xia, determined the extent of the price increase: why did the special committee not simply request a higher price and allow Mr. Xia to

make an offer? Please also revise to clarify and include the reasons why the revised merger consideration of $5.80 resulted in a greater than 2% increase.

Recommendation of Our Board of Directors and Special Committee; Reasons for Recommending the Approval of the Merger Agreement; Fairness of Merger, page 28

4.   Please tell us whether the revisions made in response to prior comments 21 and 23 indicate that the special committee and the board of directors did not, in fact, consider the factors referenced in the deleted disclosure. Alternatively, reinstate the disclosure and revise it to comply with our prior comments.

5.   We reissue prior comment 26. We note that in response to our comment you simply subsumed the negotiations over the merger consideration with those over the remaining terms of the merger agreement without addressing the substance of our prior comment.

6.   We note your response to prior comment 27. Please revise the relevant disclosure to explain why you do not believe that "net book value reflects or has any meaningful impact on the market price of the Company common stock or the fair market value of the Company's assets or business."   Also revise your disclosure to provide the basis for your statement that "the value of the Company's assets that might be realized in a liquidation would be significantly less than the value represented by the aggregate merger consideration."

Selected Transactions Analysis, page 37

7.   We note your revisions in response to prior comment 33. Your statement in the second sentence of the first paragraph in this section that the factors mentioned were "[a]mong the factor considered," suggests that other factors were analyzed. Please revise to include all factors considered, in accordance with our prior comment.

Discounted Cash Flow Analysis, page 38

8.   Please clarify your disclosure in the first paragraph in response to prior comment 34 to state why it is appropriate to eliminate outliers and the "effects of different market conditions" in this transaction. Also disclose what you mean by "different market conditions."

Prospective Financial Information, page 42

9.   You state in the last sentence of the first paragraph that the financial projections were last updated on March 26, 2012. Given the time elapsed, please disclose why you considered these projections and the resulting discounted cash flow valuation and leverage acquisition analysis to provide a reliable estimate of the company's value as of June 8, 2012.

Interests of the Company's Directors and Officer, page 53

10.   We note the table in response to prior comment 41. With a view to material disclosure, please tell us why Mr. Xingming Zhang is not receiving cash for his options.

Other Matters

Submission of Stockholders Proposals, page 87

11.   The deadline for submitting a shareholder proposal that you disclose in response to prior comment 52 has passed. Please revise and in your response tell us how you calculated the deadline in light of Exchange Act Rule 14a-8(e).

Where You Can Find More Information, page 88

12.   Please note that you should revise this section to file any documents filed after the filing date of your proxy statement that you are incorporating by reference.

        Please contact Gabriel Eckstein at (202) 551-3286 or, in his absence, the undersigned at (202) 551-3619 with any questions.

                                        Sincerely,

                                        /s/ Daniel F. Duchovny
                                        Daniel F. Duchovny
                                        Special Counsel
                                        Office of Mergers and Acquisitions

cc: Via E-mail
        Lee Edwards, Esq.
        Shearman & Sterling LLP